UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39259

China Liberal Education Holdings Limited

7 Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Closing of Registered Direct Offering

As previously disclosed in a report on Form 6-K filed by China Liberal Education Holdings Limited (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2023, from September 22, 2023 to September 25, 2023, the Company entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 18,000,000 ordinary shares of the Company, par value US$0.001 per share (the “Shares”), at a purchase price of $0.50 per share, and for an aggregate purchase price of $9,000,000 (the “Offering”). The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-273266), initially filed with the U.S. Securities and Exchange Commission on July 14, 2023 and declared effective on July 21, 2023 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on September 27, 2023.

The Offering closed on September 29, 2023. The Company received gross proceeds of approximately $9,000,000 from the issuance and sale of the Shares, before deducting the estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Form of Subscription Agreement, which is filed as Exhibit 10.1 to the Form 6-K filed by the Company with the SEC on September 27, 2023 (File No. 001-39259) and incorporated herein by reference. A copy of the opinion and consent of Campbells, as Cayman Islands legal counsel to the Company, regarding the legality of the issuance and sale of the ordinary shares in the Offering is attached hereto as Exhibit 5.1 and 23.1 to this report, which are incorporated by reference into the Registration Statement.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-273266).

EXHIBIT INDEX

Number	Description of Exhibit

5.1	Opinion of Campbells
23.1	Consent of Campbells (included in Exhibit 5.1)

Cautionary Note Regarding Forward-Looking Statements

Any statements in this report on Form 6-K about the Company’s future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements about the anticipated use of proceeds from the Offering, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions. Risks that contribute to the uncertain nature of the forward-looking statements include: uncertainties regarding the Company’s ability to maintain its listing on the Nasdaq Capital Market; uncertainties regarding the scope, timing and severity of the COVID-19 pandemic; as well as other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC and in subsequent filings with the SEC. All forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: September 29, 2023	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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